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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934



          For the month of          April        , 2001.
                           ----------------------

                                 Transtel S.A.
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                (Translation of Registrant's Name Into English)

      Calle 15 #33-289, Autopista, Cali-Yumbo Km.2, Cali-Valle, Columbia
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                   (Address of Principal Executive Offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

          Form 20-F  X   Form 40-F_____
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          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

          Yes_____ No  X
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(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)
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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  Transtel S.A.
                                          ------------------------------
                                                  (Registrant)


Date:  April 19, 2001                     By:  /s/ Guillermo O. Lopez
                                              -------------------------
                                              Name:  Guillermo O. Lopez
                                              Title: President
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Item 5.   Other Events

          On April 11, 2001, Transtel S.A. issued a press release, a copy of which is annexed hereto as Exhibit 99.1 and incorporated herein by reference.